4

P.E.
5-31-02

0-28296

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the month of May, ~~19~~ 2002

Goldbett Resources Ltd

(Translation of registrant's name into English)

PO Box 752 Denver Co 80201

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 4, 2002

By: Paul J Morgan
Name:
Title: Paul J Morgan
Pres./CEO

ADI00D9F

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GOLDBELT RESOURCES LTD.	2002/03/31	2002/05/30

ISSUER'S ADDRESS

10th FLOOR, 595 HOWE STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER, BC		V6C 2T5	604 687-8772	604 687-1224

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
BRIAN IRWIN	DIRECTOR	604 687-1224

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
NONE	NONE

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Paul J. Morgan"	Paul J. Morgan	2002/05/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Brian Irwin"	Brian Irwin	2002/05/29

(Electronic signatures should be entered in "quotations".)

GOLDBELT RESOURCES LTD.
March 31, 2002

SCHEDULES A, B & C
SUPPLEMENTARY INFORMATION

Goldbelt Resources Ltd.

Schedule A
Form 51-901F

Consolidated Balance Sheets
As at March 31, 2002 and June 30, 2001
(Unaudited - Prepared by Management - See Note A)

	31-Mar-02	30-Jun-01
ASSETS		
Current Assets		
Cash and short-term deposits	$243,316	$349,126
Accounts receivable	0	1,765
Prepaid expense and other	3,433	8,529
Total Current Assets	246,749	359,420
Investments	240,870	240,870
	$487,619	$600,290
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$288,349	$311,321
Total Liabilities	288,349	311,321
	288,349	311,321
SHAREHOLDERS' EQUITY		
Capital Stock	48,124,162	48,124,162
Contributed Surplus	252,727	252,727
Deficit	(48,177,619)	(48,087,920)
	199,270	288,969
	$487,619	$600,290

APPROVED BY DIRECTORS

"Paul Morgan"
Director

"Brian Irwin"
Director

Schedule A
Form 51-901F

Goldbelt Resources Ltd.
Statement of Retained Earnings
For the Nine Months Ended March 31, 2002 and 2001
(Unaudited - Prepared by Management - See Note A)

		2002	2001
Retained Earnings/(Deficit)			
Beginning of Period	30-Jun	(48,087,920)	(47,949,731)
Earnings/(Loss) for nine months ending 31-Mar		(89,699)	194,044
End of Period	31-Mar	(48,177,619)	(47,755,685)

Schedule A
Form 51-901F

Goldbelt Resources Ltd.

Consolidated Statement of Loss and Deficit

For the Quarter and Nine Months Ended March 31, 2002 and 2001

(Unaudited - Prepared by Management - See Note A)

	Current Quarter		Nine Months	
	2002	2001	2002	2001
Expenses (See Note B)				
Audit, accounting and related services	6,987	3,171	18,616	11,530
Legal fees	6,056		23,670	23,222
Management and consulting fees	1,207	19,621	11,623	77,359
Rent	2,128	1,036	5,320	4,586
Salaries & Benefits	4,601	2,221	8,404	7,177
Shareholder relations	2,803	1,299	20,125	5,593
Telephone and facsimile	410	390	1,254	1,169
Transfer agent filing fees	980	909	2,804	7,045
Other general administrative exp.	497	696	1,252	3,391
Loss before the under noted items	(25,669)	(29,343)	(93,068)	(141,072)
Foreign exchange gain/(loss)	0	0	0	16,951
Less: Interest Income	447	6,629	3,369	25,686
Less: Gain on Disposition (See Note C)		240,870		240,870
Other	0	(1)	0	51,609
Gain/(Loss) for Period	(25,222)	218,155	(89,699)	194,044
Loss (Gain) per Share	(0.01)	0.00	(0.02)	0.00
Weighted average number of shares outstanding (See Note D)	4,655,137	46,551,376	4,655,137	46,551,376

Goldbelt Resources Ltd.

Schedule A
Form 51-901F

Consolidated Statements of Changes in Financial Position
For the Quarter and Nine Months Ended March 31, 2002 and 2001
(Unaudited - Prepared by Management - See Note A)

	Current Quarter 2002	Current Quarter 2001	Nine Months 2002	Nine Months 2001
Cash Provided from (Used for)				
Operating Activities				
Gain (Loss) for the period	(25,222)	218,155	(89,699)	194,044
Net change in non-cash current items (see below)	(14,893)	(3,124)	(16,111)	426,744
Loss (gain) on sale of mineral interests		(240870)		(240870)
	(40,115)	(25,839)	(105,810)	379,918
Financing Activities				
Issue of shares for cash	0	0	0	0
Long-term liabilities	0	0	0	0
	0	0	0	0
Investing Activities				
Proceeds from sale of mineral properties	0	0	0	0
Sale (Purchase) of fixed assets	0	0	0	0
	0	0	0	0
Increase (Decrease) in Cash and Short-Term Deposits	(40,115)	406,960	(105,810)	379,918
Cash and Short-Term Deposits - Beginning of Period	332,923	1,887	349,126	3,088
Cash and Short-Term Deposits - End of Period	292,808	408,847	243,316	408,847
Analysis of Net Change in Non-Cash Current Items				
Marketable Securities	0	0		(23)
Prepaid expense and other	933	(9,447)	6,861	476,883
Accounts payable and accrued liabilities	(15,826)	6,323	(22,972)	(50,116)
	(14,893)	(3,124)	(16,111)	426,744

Goldbelt Resources Ltd.

Schedule A
Form 51-901F

Consolidated Statements of Changes in Financial Position
For the Quarter and Six Months Ended December 31, 2001 and 2000
(Unaudited - Prepared by Management - See Note A)

Note A

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and threfore, should be read in conjunction with the most recent annual financial statements for the year ending June 30, 2001. These interim financial statements do follow the same accounting policies and methods as the most recent annual financial statements as of the fiscal year end of June 30, 2001.

Note B

Expenses incurred during the quarter ending March 31, 2002 were related to the maintanence of a public company including accounting, management consulting, rent, shareholder relations, telephone and other administrative expenses. Accounting fees incurred during the quarter primarily pertain to filing of the Company's tax returns covering the past several years.

Note C

As of March 26, 2001, the Company sold its remaining mineral interests in Kazakhstan to Celtic Resources Holdings in exchange for unrestricted shares in Celtic Resources, a public company traded on the London stock exchange. The Company received 1.2 million shares of Celtic Resources resulting in a gain of $240,870 based on the market value of the securities as of the sale as converted from British pounds sterling to Canadian dollars. The Company had previously written off the value of the assets, therefore the entire market value of the securities resulted in a gain upon disposition.

Note D

Goldbelt Resources completed a share consolidation on a 10-for-1 basis effective August 27, 2001 resulting in a total of 4,655,137 outstanding shares.

SCHEDULE B1
Supplemental information requested in this schedule has been provided in Schedule A.

SCHEDULE B2
Related party transactions: DuMoulin Black $6,448
Mr. Brian Irwin, Corporate Secretary, is a partner of the law firm DuMoulin Black.

SCHEDULE B3

a) **Securities issued during the quarter ended March 31, 2002**

Date	Security Issued	Type of Issue	Number	Price	Proceeds	Consideration
none						

b) **Summary of options and warrants granted during the quarter ended March 31, 2002**

Expiry Date	Exercise Price	Number	Type
none			

SCHEDULE B4

a) **Authorized and issued share capital as at March 31, 2002**

	Number	Amount
Authorized – 100,000,000 common shares without par value		
Issued -	4,655,137	$ 48,124,162

b) **Options, Warrants & Convertible Securities Outstanding as at March 31, 2002**

Expiry Date	Exercise Price	Number	Type
August 25, 2002	$0.20	570,000	Options

c) **Shares in Escrow or Subject to Pooling as at March 31, 2002**

Number	Type	Release Date	Reason for Issuance
none			

d) **Officers and Directors as at March 31, 2002**

Name	Position
Brian C. Irwin	Secretary and Director
Paul P. Morgan	President and Director
Paul G. Naughton	Chairman and Director

SCHEDULE C – Management Discussion and Analysis

Review of operations for the period ended March 31, 2002 and incorporating activities up to May 28, 2002.

Overview

Goldbelt Resources Ltd ("Goldbelt" or "Company") is a Canadian corporation and is designated "Inactive" by the Canadian Venture Exchange. The Company was involved in exploration and development of precious and base mineral deposits in the Republic of Kazakhstan from 1992 to 1998. The Company did not undertake any activity in Kazakhstan from March 1998 until the final disposition of its Kazakhstan mineral interests in March 2001. For the period from December 1998 until July 2000, the Company pursued the acquisition of Regal Petroleum Corporation ("Regal") and its oil and gas interests in the Ukraine and Romania. This acquisition was not completed. Goldbelt has continued to pursue other opportunities in a number of sectors with the intention of acquiring a project of merit with its principal focus in the area of natural resource exploration and development.

On December 8, 1998, the Company's shares were halted from trading on the Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. As such, the Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. In accordance with Exchange policy, the Company is expected to initiate its reorganization within twelve months of being designated Inactive and is required to achieve Tier Maintenance Requirements no later than October 3, 2002, failing which trading in the securities of the Company may be suspended.

The Company has initiated the following steps in its reorganization plans:

1. Shareholders approval was received at the Company's Extraordinary General Meeting held on May 19, 1998, of the following restructuring matters:
   i. Consolidation of its authorized and issued share capital on a 1:10 basis and a subsequent increase in authorized capital to 100,000,000 common shares without par value, subject to Exchange approval.
   ii. Continuance from the jurisdiction of British Columbia to Yukon.

   On August 22, 2001, Exchange approval was received for the share consolidation and continuance to the Yukon Territory.

The Company will be required to complete the following steps to complete a reorganization:

1. Reach an agreement with the Company's major creditor to settle $287,610 of indebtedness by the issuance of post-consolidation shares.
2. Acquire a property or business of merit.
3. Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

Operating Activities and Expenses
Activities during the quarter were primarily those required to maintain a public company in good standing. J.M. Tucker Inc, chartered accountant based in Vancouver, British Columbia and the Company's auditor, completed corporate tax returns covering the past several years. This resulted in no back taxes due, nor any penalties or interest expense.

Expenses for the quarter were related to these activities and totalled $25,669.

Expenses for the quarter were as follows:

Audit, accounting	$6,987
Legal fees	6,056
Management consulting fees	1,207
Office rent	2,128
Salaries and benefits	4,601
Shareholder relations	2,803
Transfer agent filing fees	980
General administrative expenses	907
Total expenses	$25,669

Liquidity and Capital Resources
To date, virtually all funding for the Company's ongoing operations have come from equity financing. During the current period, no new financings were completed. At March 31, 2002, the Company had a working capital deficit of $41,600. The negative balance primarily is due to the $287,610 debt owed to Mr. Paul Morgan which the Company intends to retire in exchange for the issuance of Company shares to Mr. Morgan. The Company is presently awaiting receipt of the approval of the Exchange to the issuance of the shares to Mr. Morgan. The ability of the Company to continue operations is dependent on the ability of the Company to complete the restructuring as outlined above to meet Exchange's Listing Requirements. There can be no assurance the Company will be successful in completing the restructuring.

Investing Activities
No investment activity occurred during the quarter ending March 31, 2002. The Company retains 1.2 million shares of Celtic Resources shares received in the prior fiscal year in exchange for certain mineral interests held in Kazakhstan. This investment is carried on the balance sheet as a long-term investment equal to its value as of the sale of $240,870. The market value as of May 28, 2002 was $389,000.

Financing Activities
No financing activities occurred during the quarter ended March 31, 2001. The shareholders approved the issuance of 2,963,000 common shares as satisfaction of a $287,610 debt owed to Mr. Morgan. The issuance of shares is pending approval from the TSX Venture Exchange.

ACQUISITION OR ABANDONMENT OF RESOURCES PROPERTIES
None.

ACQUISITION OF FIXED ASSETS
None.

FINANCING AND USE OF PROCEEDS
No new financing completed during the year.

INVESTOR RELATIONS

The Company does not have any investor relations contract with an outside party. All investor activities are performed by the Company. There were no major investor relations activities during the current period.

MATERIAL CONTRACTS

None

LEGAL PROCEEDINGS

None

CONTINGENT LIABILITIES

None

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS

None